January 9, 2009

NitroMed, Inc.
45 Hayden Avenue, Suite 300
Lexington, MA 02421
Attn: Kenneth Bate, CEO

Dear Mr. Bate:

We are writing to increase our offer to acquire NitroMed from a price of $0.50 per share to a price of $.65 per share in cash.

In making this proposal, we would be remiss if we did not express our disappointment at your failure to adequately respond to our prior December 4th offer. Your press release specifically indicated that "NitroMed's directors and its advisors are reevaluating the Deerfield proposal," but apparently either your Board is at odds or you do not feel that shareholders are entitled to a proper response. How shareholders will feel properly represented when a Board replete with conflicts of interests fails to adequately respond to a cash offer well in excess of the stock's market price is hard to imagine. How a Board member can feel as though he has exercised his fiduciary duty is even more vexing.

As with our prior offer, we will provide NitroMed with a "go-shop" period giving the Board 30 days after the announcement of the transaction to solicit offers from other interested parties. We will also waive any and all rights to a break up fee and seek only the reimbursement of our out-of-pocket expenses in the event the Board accepts a superior competing offer during the "go-shop" period. Our new offer, like our original offer, is subject to customary closing conditions and extremely limited confirmatory due diligence and is not subject to any financing conditions.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

DEERFIELD

780 THIRD AVENUE • 37TH FLOOR • NEW YORK, NY 10017 • 212-551-1600 • FAX 212-599-3075
Email: info@deerfieldpartners.com

We look forward to hearing from you promptly.

Sincerely yours,

James E. Flynn
General Partner
Deerfield Management

cc: NitroMed Board of Directors:

Argeris Karabelas
Zola Horovitz
Frank Douglas
John Littlechild
Christopher Sobecki
Mark Leshly
Robert Cohen
Joseph Loscalzo
Davey Scoon